April 7, 2021

Securities and Exchange Commission                        VIA EDGAR and EMAIL
Office of Insurance Products
Attn: Alberto Zapata
100 “F” Street NE
Washington, D.C. 20549-8629

Re: Symetra Spinnaker Variable Annuity (File No. 33-69712)
    Symetra Separate Account C (File No. 811-08052)
    Response to Comments to Post-Effective Amendment No. 39 on Form N-4

Dear Mr. Zapata:

Symetra Life Insurance Company (“Symetra Life”) and Symetra Separate Account C (the “Registrant”) are submitting herewith a redline courtesy copy of Post-Effective Amendment No. 39 on Form N-4. This redline contains changes made in response to the Commission staff’s March 16, 2021 comments to the above-referenced filing on Form N-4. This responsive letter has been filed on EDGAR.

The following are the staff’s comments in bold followed by Symetra Life’s responses to those comments. Along with the changes made in response to staff comments, Symetra Life has also made other minor changes to the registration statement and those changes are described immediately following the responses to Commission staff comments.

1.Contract ID
a.Please update within EDGAR the Contract ID to reflect the full product name.

•Symetra Life has updated the Contract ID to reflect the full product name of Spinnaker Variable Annuity.

2.Front Cover Page
a.Please include a more specific web address that customers can use to find information on Symetra Spinnaker Variable Annuity.

•Symetra Life has updated the web address on the Face Cover Page as well as throughout the document to a more specific web page www.symetra.com/regulatoryreports.

b.Please revise the Front Cover Page to:
•include the full Rule 30e-3 legend;
•delete the first sentence of the third paragraph; and
•clarify in the third sentence of the second paragraph that free copies of the SAI and prospectus are available by contacting Symetra Life and not limited to those who have received an electronic version.

•Symetra Life has made all updates to the Front Cover Page as requested. See the revised Front Cover Page under Attachment A of this letter.

3.Important Information You Should Consider About the Policy

a.Please update the title of this section to remain consistent with other Symetra’s products such as the Milestone VUL-G Form N-6 filing.

•To remain consistent among our products, Symetra Life made changes to the title of this section in our Symetra Separate Account SL registration statement (File No. 333-213191) as reflected in responses to the oral comments received by Commission staff on February 8, 2021 filed as correspondence on March

Alberto Zapata
Securities and Exchange Commission
April 7, 2021

25, 2021. Symetra Life has retitled this table in both products as “Key Information” with the sub-heading important information you should consider about the Policy or Contract as appropriate.

b.In the section titled “Charges for Early Withdrawal”, please replace the term “investment” in the last sentence with premium payment or other appropriate term. In addition, please move the bullet point regarding the Withdrawal Charge to this section.

•Symetra Life has revised the last sentence to replace the term “investment” with “Premium Payment”. We have also moved the bullet point regarding the Withdrawal Charge to this section.

c.Please revise the opening paragraph regarding Annual Costs to address Item 2, instruction 2(ii) of the Form N-4 under the “Ongoing Fees and Expenses” section.

•Symetra Life has revised this disclosure per item 2, Instruction 2(ii) of the Form N-4.

d.In the Risks table, please update the cross references to the general risk section of the prospectus.

•Symetra Life has updated the cross references to the general contract risks section titled “Principal Risks of Investing in the Contract”.

e.In the “Conflicts of Interest” table, please replace the term “registered representative” with “investment professional”. Please also disclose if any additional forms of compensation are paid.

•Symetra Life has replaced the term “registered representative” with the term “investment professional” throughout this section. Symetra Life also confirms that no additional forms of compensation are paid in connection with the Contract. We have removed the word “generally” from the last sentence of the first paragraph to address this point.

f.In the row regarding Exchanges, please revise the disclosure to address exchanges of the contract for another variable annuity contract.

•Symetra Life has revised the disclosure in the Exchanges row to address exchanges of the Spinnaker Variable Annuity Contract for another variable annuity contract. The disclosure now reads:

An investment professional may have a financial incentive to offer you a new contract in the place of a contract you already own.

You should not exchange this Contract for a new one unless you determine, after comparing the features fees and risks of both contracts, that the exchange is preferable for you.

4.Fee Table
a.Please revise the Fee Table to include the Heading and Sub-headings required under the Form N-4. Please also remove disclosure regarding Loan Interest Rates under the Transaction Expenses Table and provide the Base Contract Charge and charges for each Optional Benefit under the Annual Contract Expenses Table.

•Symetra Life has reformatted the Fee Table and included the required Headings and Sub-headings under the Form N-4 as well as other changes to conform to the Form N-4. See the revised Fee Table under Attachment B of this letter.

Alberto Zapata
Securities and Exchange Commission
April 7, 2021

b.Please revise the legend and revise the title of the Total Annual Portfolio Operating Expenses Table to conform to Form N-4. If the Registrant charges a Platform Charge, please include the maximum Platform Charge when calculating the Annual Portfolio Company Expenses.

•Symetra Life has reformatted the Fee Table and renamed the table to “Annual Portfolio Company Expenses”. Symetra Life confirms there are no Platform Charges associated with the Portfolio Companies available under the Contract. See the revised Fee Table under Attachment B of this letter.

5.Examples
a.Please revise the disclosure regarding Examples to amend the legend to conform to the Form N-4 and change the presentation to show the most expensive features first.

•Symetra Life has reformatted the Examples to conform to Form N-4 revising the legend as well as showing the most expensive features first.

6.Inquiries
a.Please move the Inquiries disclosure to the Back Cover Page of the prospectus.

•Symetra Life has moved the Inquiries disclosure to the Back Cover Page of the prospectus.

7.Principal Risks of Investing in the Contract
a.Please revise the “Principal Risks of Investing in the Contract” section to conform to Item 5 of the Form N-4. In addition, please consolidate disclosure regarding risks into this section of the prospectus.

•Symetra Life has revised this section to conform to Item 5 of the Form N-4 and consolidated disclosure regarding risks into this section. Symetra Life has added disclosure regarding Risk of Loss, Risk of Limited Access to Contract Value, Election of Optional Benefit Risk, Risk of Limits Imposed on Transfers and Risks Associated with Symetra Life. See the Principal Risks of Investing in the Contract under Attachment C of this letter.

8.Symetra Life, Symetra Separate Account C, and The General Account
a.Please include disclosure regarding Item 6b(1) in this section.

•The second and third sentences of the second paragraph under “Separate Account” include the disclosure required by Item 6b(1). The sentences read:

Income, gains and losses (realized and unrealized), resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Symetra Life. Promises we make in the Contract are general corporate obligations of Symetra Life and are not dependent on assets in the Separate Account.

9.Benefits Available Under the Contract
a.Please confirm supplementally that all benefits are shown in the Table. In addition, please remove the footnotes to the table and present them in parentheticals per the Form N-4.

•Symetra Life confirms that all benefits available under the Contract are shown in the table. In addition, Symetra Life has removed the footnotes and provided the disclosure as parentheticals.

10.Table of Contents of the Statement of Additional Information
a.Please remove this section as it is no longer required under the Form N-4.

•Symetra Life has removed this disclosure.

Alberto Zapata
Securities and Exchange Commission
April 7, 2021

11.Appendix A
a.Please confirm supplementally that Appendix A will have information required under Instruction 2 of Item 17 of Form N-4 in the next Post-Effective Amendment.

•Symetra Life confirms that Appendix A has the information required under Instruction 2 of Item 17 of Form N-4.

12.Statement of Additional Information (SAI)
a.Please add disclosure in response to Item 21(c) (2) of Form N-4.

•Symetra Life has added disclosure in response to Item 21(c)(2) of Form N-4 by providing the address of our independent auditors.

13.Part C
a.Please include page numbers in the Part C.

•Symetra Life has added page numbers to the Part C.

b.Please note, Form N-CEN filings can be incorporated by reference for Item 35.

•Symetra Life does not intend to incorporate by reference our Form N-CEN filing for this section.

c.Please revise the Signature page to include dates next to each signature.

•Symetra Life has revised our signature page to included date fields for each signer.

Financial Statements, Exhibits, and Other Information
Symetra Life confirms that the financial statements, certain exhibits and other information not included in the registration statement will be filed by Post-Effective Amendment. In addition, we have made other minor changes to the registration statement.

Please contact me at (425) 256-8884 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/ Rachel Dobrow Stone

Rachel Dobrow Stone
Senior Counsel

ATTACHMENT A:
Revised Front Cover Page to Spinnaker Variable Annuity (File No. 33-69712)
    Symetra Separate Account C (File No. 811-08052)
    Revised in Response to Comments to Post-Effective Amendment No. 39 on Form N-4

Spinnaker® Variable Annuity
Individual Flexible Premium Deferred Variable Annuity Contract
Issued By:
SYMETRA LIFE INSURANCE COMPANY
and
SYMETRA SEPARATE ACCOUNT C

Prospectus Dated: May 1, 2021

This prospectus describes the Spinnaker Variable Annuity Contract and contains important information. Please read it before investing and keep it on file for future reference. This prospectus does not constitute an offering in any jurisdiction in which the Contract may not lawfully be sold. The Contract is no longer offered for sale. Owners may, however, continue to make Purchase Payments under existing Contracts.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for the Portfolios available under your Contract will no longer be sent by mail, unless you specifically request paper copies of the reports from us. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report. If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from us electronically by logging into your account through symetra.com. You may elect to receive all future reports in paper free of charge. You can inform us that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-796-3872. Your election to receive reports in paper will apply to all Portfolios available under your Contract.

To learn more about the Spinnaker Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (“SAI”) dated May 1, 2021. The SAI is incorporated by reference, has been filed with the SEC and is legally part of the prospectus. You may request a free copy of the SAI, a paper copy of this prospectus, or a prospectus for any of the underlying Portfolios, by calling us at 1-800-796-3872, writing us at: P.O. Box 305156, Nashville, TN 37230-5156 or on the Internet at www.symetra.com/regulatoryreports.

Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

Investment in a variable annuity contract is subject to risks, including the possible loss of principal. The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any financial institution; and are not insured or guaranteed by the Federal Deposit Insurance Corporation, or any other government agency. Neither the Securities Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
A-1

ATTACHMENT B:
Revised Fee Table to Spinnaker Variable Annuity (File No. 33-69712)
    Symetra Separate Account C (File No. 811-08052)
    Revised in Response to Comments to Post-Effective Amendment No. 39 on Form N-4

FEE TABLE

The following tables describe the fees and expenses you will pay when owning and surrendering or making withdrawals from the Contract. Please refer to your Contract data page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you surrender or make withdrawals from the Contract, or transfer Contract Value between investment options. State premium taxes may also be deducted.

TRANSACTION EXPENSES	MAXIMUM AMOUNT DEDUCTED	CURRENT AMOUNT DEDUCTED
CONTINGENT DEFERRED SALES CHARGE (1) (As a percentage of the amount withdrawn)	8%
Year 1 ...........................   8%
Year 2 ........................... 7%
Year 3 ...........................   6%
Year 4 ...........................   5%
Year 5 ...........................   4%
Year 6 ...........................   3%
Year 7 ...........................   2%
Year 8 ...........................   1%
Year 9+..........................   0%

WITHDRAWAL CHARGE (2) (Assessed for each withdrawal after the first withdrawal in a Contract Year)	$25	$25 or 2% of amount withdrawn whichever is less
TRANSFER CHARGE (Assessed for each transfer in excess of 12 transfers in a Contract Year)	$10	$10 or 2% of amount transferred whichever is less
(1)We eliminate this charge for individual retirement annuities purchased with rollovers of $1,000 or more from employer-sponsored plans that own group variable annuities issued by us.
(2)The withdrawal charge is assessed in addition to any applicable contingent deferred sales charge.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Portfolio Company fees and expenses). If you chose to purchase an optional benefit, you pay additional charges, as shown below.

ANNUAL CONTRACT CHARGES	AMOUNT DEDUCTED
(Not Including Portfolio Operating Fees And Expenses)	MAXIMUM GUARANTEED CHARGE	CURRENT CHARGE
ADMINISTRATIVE EXPENSES (1)	$50 (2)	$30
BASE CONTRACT CHARGES (As a percentage of average daily net assets of each Sub-Account)	1.40%	1.40%
CHARGES FOR OPTIONAL FEATURES (For Contracts Purchased Prior to May 1, 2010)
GUARANTEED MINIMUM DEATH BENEFIT – ANNUAL RESET (As a percentage of the average daily Contract Value invested in the Sub-accounts)	0.20%	0.20%
EARNINGS ENHANCEMENT BENEFIT (As a percentage of the average daily Contract Value invested in the Sub-accounts and in the Symetra Fixed Account)	0.15%	0.15%
(1)We do not deduct this charge if the Contract Value is at least $50,000 when the deduction is to be made.
(2)The maximum guaranteed charge for Contracts issued in 2005 and earlier may be $35 depending on your state of residence. Please see your Contract for more information.

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The Total Annual Portfolio Operating Expenses table shows the lowest and highest total operating expenses charged by the Portfolio companies that you may pay periodically during the time you own the Contract. A complete list of Portfolios available under the Contract, including annual expenses may be found under APPENDIX A: PORTFOLIOS AVAILABLE UNDER THE CONTRACT.

ANNUAL PORTFOLIO COMPANY EXPENSES	Minimum	Maximum
Expenses deducted from Portfolio Company assets, including management fees, distribution and/or service (12b-1) fees, and other expenses,	0.47%	1.81%

B-2

ATTACHMENT C:
Revised Principal Risks of Investing in the Contract section to Spinnaker Variable Annuity (File No. 33-69712)
    Symetra Separate Account C (File No. 811-08052)
    Revised in Response to Comments to Post-Effective Amendment No. 39 on Form N-4

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT
The variable annuity Contract described in this prospectus is no longer available for sale. However, we do continue to administer the Contracts and you may continue making Purchase Payments to your existing Contract.

Risk of Loss. Variable annuities involve risks, including possible loss of principal. Your losses could be significant. This Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. This Contract is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

Short-Term Investment Risk. The Contract is not suitable if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in. The Contract is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. The Contract provides for guaranteed income and death benefits, subject to applicable terms and conditions.

Risk of Limited Access to Contract Value. This Contract may not be the right one for you if you need to withdraw money for short-term needs, because withdrawal charges and tax penalties for early withdrawal may apply. A contingent deferred sales charge may be assessed on withdrawals, including partial withdrawals, in excess of your free withdrawal amount. In addition, we may deduct a separate withdrawal charge equal to $25 or 2% of the amount withdrawn whichever is less, for each withdrawal after the first withdrawal in a Contract Year. All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the Contract will be subject to ordinary income tax, and may be subject to tax penalties. You should consult your tax professional to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. Access to amounts held in a qualified Contract may be restricted or prohibited.

Investment Risk. The Contract is called a variable annuity because you can choose among the available Sub-accounts. Each Sub-account invests in a corresponding Portfolio. Depending upon market conditions, You can make or lose Contract Value in any of these Sub-accounts; your Contract Value will increase or decrease as a result of investment performance. If investment performance is very poor, you could lose everything that you invest. The investment performance of the Sub-account(s) you select also affects the amount of the annuity payments available at the time of annuitization and any variable annuity payments.

The value of your Contract will vary up or down depending upon the investment performance of the Sub-accounts you choose. Past performance is not a guarantee of future results.

Election of Optional Benefit Risk. There were two optional benefits available to you when you purchased the Contract. There is a risk that you may not have chosen the benefit or benefits that are best suited for you based on your present or future needs and circumstances. In addition, if you elected an optional benefit and do not use it, or if the contingencies upon which the benefit depend never occur, you will have paid for a benefit that did not provide a financial return. There is also a risk that any financial return of an optional benefit, if any, will ultimately be less than the amount you paid for the benefit.

Risk of Limits Imposed on Transfers. We currently charge $10 or 2% of the amount transferred whichever is less per transfer. We have adopted procedures to limit excessive transfer activity. In addition, each Portfolio may restrict or refuse certain transfers among, or purchases of shares in their Portfolios as a result of certain market timing activities. You should read each Portfolio’s prospectus for more details. The minimum amount you can transfer out of any investment option at one time is $500, or the entire value of the investment option if less. If a transfer will result in the remaining balance in an investment option being less than $500, you must transfer the entire amount out of the investment option. The minimum you can transfer into any investment option is $50. In addition to this $500 minimum, transfers out of the Symetra Fixed Account are limited to a maximum of 10% of the Symetra Fixed Account value per Contract Year.

Risks Associated with Symetra Life. Investment in the Policy is subject to the risks related to Symetra Life. Any obligations, including obligations related to the Symetra Fixed Account, guarantees, and benefits provided for under the Policy are subject to Our financial strength and claims paying ability. The assets of Our General Account support Our insurance and annuity obligations and are subject to Our general liabilities from business operations and to claims by Our creditors. Policy Value in the Fixed Account, plus any guarantees under the Policy that exceed Your Policy Value (such as those that may be associated with the Death Benefit), are paid from Our General Account. We maintain a minimum amount of capital in excess of assets that offset reserves, which acts as a cushion in the event that we suffer financial impairment, based on certain risks in Our operations. For the Company, such risks include those associated with losses that We may incur as the result of defaults
C-1

on the payment of interest or principal on assets held in Our General Account, which include bonds, loans secured by mortgages, and equity securities, as well as the loss in value of these investments resulting from a loss in their market value.

Risk of Adverse Tax Consequences. You should consult your tax professional to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. Access to amounts held in a qualified Contract may be restricted or prohibited.
All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the Contract will be subject to ordinary income tax, and may be subject to tax penalties.

C-2